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                                                               Exhibit (a)(5)(M)

                                  VERIO INC.

        NOTICE REGARDING TREATMENT OF UNVESTED OPTIONS IN TENDER OFFER
                             UNDER THE VERIO INC.
         1996 STOCK OPTION PLAN, 1997 CALIFORNIA STOCK OPTION PLAN AND
                           1998 STOCK INCENTIVE PLAN
 (Applicable to Option Agreements with "single trigger" acceleration of vesting provision)


1. NTT Communications Corporation ("NTT Communications") has made a tender offer to purchase all outstanding Common Stock of Verio Inc. ("Verio") for cash at a price of $60.00 per share (the "Offer"). This Notice explains the effects of the Offer on the portion of your outstanding options to purchase shares of Common Stock of Verio that previously have been granted to you under the terms of Verio's 1996 Stock Option Plan, 1997 California Stock Option Plan and/or 1998 Stock Incentive Plan (as applicable, collectively and individually, the "Plan") and your Option Agreement(s) and that remain unvested immediately prior to the completion of the Offer by NTT Communications (the "Unvested Options"). Unless otherwise defined herein, the terms defined in your Option Agreement(s) and the Plan shall have the same defined meanings in this Notice.

2. Under the terms of your Option Agreement(s), all of your Unvested Options automatically will vest immediately upon completion of the Offer. Accordingly, upon the completion of the Offer, all of your outstanding Unvested Options automatically will vest, and you will be entitled to payment with respect to those options in the same manner as all of your other vested options, subject to compliance with the requirements of the letter accompanying this Notice.

3. Upon completion of the Offer, the Plan will be terminated and you will have no further rights to acquire the Verio Common Stock represented by any of your Unvested Options.